July 30, 2010

Writer’s Direct Dial:

(852) 2532-3719

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Korea Development Bank and The Republic of Korea

Post-Effective Amendment No. 4 to

Registration Statement under Schedule B_(File No. 333-156305)_

Ladies and Gentlemen:

On behalf of our clients, The Korea Development Bank and The Republic of Korea, we attached the Post-Effective Amendment No. 4 to the Registration Statement under Schedule B (File No. 333-156305) for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (852) 2532-3723 or the undersigned at (852) 2532-3719.

Very truly yours,

/s/ Hongki Moon

Hongki Moon

Attachment

cc: Michael Coco, Esq.